

TSX: NGD   NYSE American: NGD

Shareholders Overwhelmingly Support Plan of Arrangement with Coeur Mining

New Gold and Coeur Shareholders Approve Plan of Arrangement at Respective Meetings

January 27, 2026 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) is pleased to announce that at a special meeting of shareholders (the "Meeting") held earlier today, holders of New Gold's common shares (the "Shareholders") voted in favour of the special resolution (the "Arrangement Resolution") approving the previously announced plan of arrangement under the *Business Corporations Act* (British Columbia), whereby a wholly-owned subsidiary of Coeur Mining, Inc. ("Coeur") (NYSE: CDE) will acquire all of the issued and outstanding common shares of New Gold (the "Transaction").

The voting results for the Arrangement Resolution are as follows:

	Votes For	%	Votes Against	%
All Shareholders	476,065,996	99.22	3,727,348	0.78
All Shareholders except those required to be excluded under Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*	475,775,946	99.22	3,727,348	0.78

"The overwhelming support shown by New Gold shareholders is a strong endorsement for this transformative combination and marks a key milestone in bringing these two companies together," stated Patrick Godin, President & CEO. "This transaction brings together two companies with similar cultures of a strong focus on health and safety, similar financial strength and cash flow generation, and will provide significant exploration upside and the potential to significantly extend mine life and grow net asset value per share. I strongly believe in this combination, creating a new, all North American precious metals company that is unique to our industry."

The results of the Meeting are disclosed in the Report of Voting Results filed under New Gold's issuer profiles on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov on January 27, 2026.

Separately, Coeur stockholders also overwhelmingly approved the resolutions required to give effect to the Transaction at a meeting of Coeur stockholders held on January 27, 2026.

Anticipated Transaction Effective Date

The Transaction is subject to final approval of the Supreme Court of British Columbia, certain regulatory approvals and the satisfaction of certain other customary closing conditions for transactions of this nature. It is currently anticipated that the Transaction will close in the first half of 2026.

Under the terms of the Transaction, on closing, Shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share held. Immediately following completion of the Transaction, shareholders of Coeur and New Gold will own approximately 62% and 38% of the combined company, respectively.

Further Information

For further information regarding the Transaction, please refer to New Gold's management information circular dated December 19, 2025 (the "Circular"), which is available under New Gold's issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.



About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our Shareholders and stakeholders. For further information on the Company, visit **www.newgold.com**.

For further information, please contact:

Ankit Shah
Executive Vice President and Chief Strategy Officer
Direct: +1 (416) 324-6027
Email: ankit.shah@newgold.com

Brandon Throop
Director, Investor Relations
Direct: +1 (647) 264-5027
Email: brandon.throop@newgold.com

Forward-Looking Statements and Cautionary Statements

Certain statements in this press release concerning the proposed Transaction, including any statements regarding the expected timetable, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding New Gold's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding New Gold's plans and expectations with respect to the proposed Transaction and the anticipated impact of the proposed Transaction on the combined company's results of operations, financial position, growth opportunities and competitive position, including plans and integration; the timing of various steps to be completed in connection with the Transaction; and other statements that are not historical facts. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the United States *Securities Act of 1933*, Section 21E of the United States *Securities Exchange Act of 1934*, the United States *Private Securities Litigation Reform Act of 1995* and applicable Canadian securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the risk that any other condition to closing of the Transaction may not be satisfied; the risk that the closing of the Transaction might be delayed or not occur at all; the risk that the Transaction could be terminated by the parties in certain circumstances, including those in which New Gold would be required to pay a termination fee to Coeur; potential adverse reactions or changes to business or employee relationships of New Gold, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of New Gold and Coeur; the effects of the business combination of New Gold and Coeur, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that New Gold or Coeur may not receive the required stock exchange and regulatory approvals for the Transaction; the expected listing of shares on the New York Stock Exchange; the listing of Coeur common stock on the Toronto Stock Exchange; the risk of any litigation relating to the proposed Transaction; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company's operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters, and are subject to risks, uncertainties and assumptions that may prove incorrect.

Additional factors that could cause actual results to differ materially from those described above can be found in the Circular under the heading "Risk Factors", including those incorporated by reference therein, New Gold's annual information form for the year



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ended December 31, 2024, which is on file with the SEC and on SEDAR+ and available from New Gold's website at www.newgold.com under the "Investors" tab and in other documents New Gold files with the SEC or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. New Gold does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.